October 17, 2006

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549

Attention: Derek B. Swanson

Re: Stratus Services Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 30, 2006
File No. 1-15789

Dear Mr. Swanson:

The following sets forth the comments made by the Staff on the above captioned Preliminary Proxy Statement in its letter dated September 26, 2006 and the responses thereto which are provided on behalf of Stratus Services Group, Inc. (the “Company”):

Proposal Number 3, page 16
1.
We note your disclosure on page 16 that your planned increase in the number of authorized shares of common stock is necessary to free up shares to be issued pursuant to various commitments. Please revise to include all of the disclosure required by Item 11 of Schedule 14A, including disclosure of the planned use of the newly authorized shares needed to fulfill commitments to the holders of your convertible notes and Series F Preferred Stock. For example, summarize the transaction between your company and Pinnacle, as discussed in footnotes 10.b and 11 of your financial statements for the three months ended June 30, 2006, including clarification of the terms of the $2,356,850 aggregate principal amount convertible note issued to Pinnacle in exchange for 21,531 shares of Series I preferred stock, and to specify whether Pinnacle has any registration rights with respect to the common stock underlying the convertible notes. As another example, clearly state that Mr. Raymond, your Chairman, president and CEO, is the sole owner of the Series F Preferred Stock and describe the conversion terms of those securities. Also, specify the “non-plan options and warrants” that are exercisable for common stock, including who holds the options and warrants and when those securities are exercisable.

Response - Disclosure has been added on page 16 of the Proxy Statement in response to the above comment.

2.
Disclose whether or not you have any current plans to issue shares in connection with raising additional capital or acquiring other businesses.

Response - Disclosure has been added on page 16 to indicate that the Company has no current plans to issue shares in connection with raising capital or acquiring businesses.

Securities Ownership of Certain Beneficial Owners and Management, page 20
3.
In a footnote to the beneficial ownership table, please name the natural person or persons that have voting and/or dispositive power over the shares held by Pinnacle Investment Partners, LLP.

Response - Disclosure has been added in footnote 3 on page 20 in response to the above comment.

Other Information, page 33
4.
Please revise this section to include your enhanced discussion of the dismissal of Amper Politziner & Mattia, P.C. and subsequent amendment of your periodic reports that appears on page 25 of your Form 10-Q for the three months ended June 30, 2006. Also briefly summarize the recent restatement triggered by your method for accounting for derivative liabilities in accordance with EITF 00-19 and SFAS 133.

Response - The Proxy Statement has been revised to indicate that the proposed meeting of stockholders will be a special meeting, not an annual meeting. Directors will not be elected at the meeting and, as a result, the information required by Item 9 of Schedule 14A is no longer required to be included in the Proxy Statement. For the same reason, the information required by Item 7 of Schedule 14A has been deleted from the Proxy Statement.

Annual Report to Shareholders, page 35

5.
Please confirm in your response letter that once you resolve staff comments on your Form 10-K for the fiscal year ended September 30,2 005, you will deliver an annual report to shareholders containing revised financial statements and related disclosure that reflect the staff’s comments on your Form 10-K.

Response - As noted above, the Proxy Statement has been revised to indicate that the proposed meeting of stockholders will be a special meeting, rather than an annual meeting at which directors would be elected. As a result, the Company is not required to deliver an Annual Report with the Proxy Statement. The Company has resolved with the Staff the Staff’s comments on its Form 10-K for the fiscal year ended September 30, 2005. The Company plans to hold an Annual Meeting of Shareholders in 2006 and will deliver an annual report for the fiscal year ended September 30, 2006 with the Proxy Statement for such meeting.

Please note that in addition to the changes to the Proxy Statement discussed above, the Company has added a proposal and related disclosure with respect to a potential change of its corporate name.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 866-0300.

Very truly yours,

STRATUS SERVICES GROUP, INC.

                                By: /s/ Michael A. Maltzman
                                Name:Michael A. Maltzman
                                Title:Chief Financial Officer

cc: Michele M. Anderson, Esq.
Philip D. Forlenza, Esq.